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280179421v.2

April 21, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:Lory Empie

Michael Henderson

Re:UP Fintech Holding Ltd

20-F filed April 28, 2021

File No. 001-38833

Dear Mr. Empie and Mr. Henderson,

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 8, 2022 on the Company’s Annual Report on Form 20-F filed April 28, 2021 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part I, page 5

1.	We note your response and proposed revision to comment one. Please ensure your future filing includes the following statements at the on-set of Part 1:
•

You are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors.

•	Your VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

companies, and disclose that investors may never directly hold equity interests in the Chinese operating company.
•

Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless.

•	VIE agreements have not been tested in a court of law (if true).

Response:

The Company undertakes to include the disclosures set forth above at the onset of Part I of the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”), under the heading “Item 3. Key Information.”

2.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your operations and investors holdings in your ADSs. Please disclose how the Accelerating Holding Foreign Companies Accountable Act, if enacted, will affect your operations and investors. In addition, please include a cross-reference to where this is discussed at the onset of Item 3.

Response:

The Company undertakes to disclose at the onset of Part I of the 2021 20-F, under the heading “Item 3. Key Information”, that its auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that the Company may be subject to consequences, including delisting of its ADSs from U.S. securities exchanges, pursuant to the Holding Foreign Companies Accountable Act. It further undertakes to disclose at the onset of Part I of the 2021 20-F, under the heading “Item 3. Key Information”, that these consequences may be accelerated pursuant to the Accelerating Holding Foreign Companies Accountable Act. Finally, the Company undertakes to include a cross-reference at the onset of Part I of the 2021 20-F, under the heading “Item 3. Key Information” to a more detailed discussion of these matters in a risk factor under the heading “We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.”

3.	In future filings please address the following:

•	Please disclose whether you have difficulty in transferring cash to/from the holding company, the subsidiaries, the VIEs, and investors.
•	Please include quantitative disclosure regarding the transfer of cash to/from the holding company, the subsidiaries, the VIEs and investors.
•	Please include cross-references to the condensed consolidating schedule and the consolidated financial statements.
•

Please disclose, or cross-reference to the relevant section at the onset of Part 1 whether or not you have cash management policies that dictate how funds are transferred between the VIEs and your subsidiaries. If you have such policies, also cross reference to them within the index of China based risks to a more detailed description at the onset of Item 3.

•

Please disclose here, at the onset of Item 3, in the summary of risk factors section and the risks factor section that there is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash.

Response:

The Company undertakes to make the following disclosures in the following locations in the 2021 20-F:

Disclosure	Location
To date, the Company has not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors.

1. “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.”

2. “Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs – Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs”

Quantitative disclosure regarding the transfer of cash to/from the holding company, the subsidiaries, the VIEs and investors	“Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs – Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs”
Cross-references to the condensed consolidating schedule and the consolidated financial statements	“Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs – Condensed Consolidated Financial Information relating to the VIEs”
The Group currently does not have any cash management policies specifically governing cash transfers between VIE and subsidiaries.	“Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs – Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs”
There is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash.

1. “Item 3. Key Information”

2. “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.”

3. “Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs – Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs”

4. “Item 3. Key Information – D. Risk Factors – Summary of Certain Risks Related to Our Chinese Operations and Operating Structure”

Item 3. Key Information, page 6

4.

At the onset of Item 3, please revise your future filing to disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Be sure to address the following items:

•	The diagram should show the structure of the company, including the domicile using dotted lines to show contractual relationships.
•	The diagram should clearly identify the entity in which investors hold their interest and the entities in which the company’s operations are conducted.

Response:

The Company undertakes to disclose at the onset of “Item 3. Key Information” that the Company uses a structure that involves a VIE based in China and what that entails. The Company also undertakes to disclose at the onset of “Item 3. Key Information” an organizational chart reflecting the Company’s significant subsidiaries, consolidated VIEs, and subsidiaries of the VIEs, to use dotted lines to show contractual relationships, and to identify the entity in which investors hold their interest and the entities in which the Company’s operations are conducted. The Company undertakes to describe all contracts and arrangements with the VIEs and their respective shareholders under the heading “Item 3. Key Information – Contractual Arrangements with the VIEs and Their Respective Shareholders” in the 2021 20-F. The Company further undertakes to describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership; that the Company may incur substantial costs to enforce the terms of the arrangements; the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners; and the challenges the Company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits under the following headings within Item 3. Key Information:

•

“If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

•

“Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

•

“We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.”

•	“Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”
•	“The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”
•

“Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

•

“We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.”

•	“The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.”
5.	In future filings, please incorporate the following items:
•

Please revise disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China

Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

•	Pleases disclose whether you relied on the advice of counsel, and, if so, identify said counsel and include a consent of counsel in the exhibit index.

Response:

The Company undertakes to include the disclosures set forth in the first bullet point above under the following headings:

•	“Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business”;
•

“Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”; and

•

“Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

With respect to the second bullet point above, the Company undertakes to identify the counsel on which it has relied in part in determining whether it has received each permission or approval required from Chinese authorities to operate its business and to offer securities to foreign investors. Additionally, the Company undertakes to file with the 2021 20-F a consent of such counsel.

Item 3.D. Risk Factors, page 6

6.	In future filings, please revise your risk factor section to begin with a summary/index of all China based issuer risks and related page numbers, after your introductory paragraph.

Response:

The Company undertakes to include a summary/index of all China based issuer risks and related page numbers at the outset of the Risk Factors section of the 2021 20-F, after the introductory paragraph.

"We rely on contractual arrangements with our VIEs...", page 32

7.

In future filings, please revise all statements referring to "direct ownership" in the VIEs to refrain from using the word "direct." For example, "contractual arrangements with the VIE, may not be as effective as ownership in providing operational control." Likewise, please refrain from using the terminology "our VIEs" where ever applicable, as the implied ownership is problematic. Rather just simply refer to "the VIEs."

Response:

The Company undertakes to avoid references to "direct ownership" of the VIEs in the 2021 20-F. Additionally, the Company undertakes to avoid using the terminology “our VIEs” and will instead refer to “the VIEs” in the 2021 20-F.

"Judgments obtained against us by our shareholders...", page 48

8.	In future filings, please revise to include a risk factor discussing the enforceability of civil liability provisions of the U.S. securities laws upon your China based directors and officers.

Response:

The Company undertakes the include the requested disclosure in the 2021 20-F under the headings “Item 3. Key Information – D. Risk Factors – Judgments obtained against us and our directors and officers by our shareholders may not be enforceable in our home jurisdiction.”

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of the 2021 20-F. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Katherine Wei Wu, Chief Compliance Officer of the Company